Exhibit 12

Statement re Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended
	June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings
Income before income taxes and cumulative effect of accounting changes	$370	$220	$489	$708	$393	$828	$1,017
Add: Fixed charges	$132	$106	$220	$231	$250	$205	$199
Less: Interest capitalized	$18	$20	$39	$33	$17	$21	$28

Total	$484	$306	$670	$906	$626	$1,012	$1,188

Fixed charges
Interest expense (net)	$38	$20	$49	$57	$89	$49	$42
Add: Interest capitalized	$19	$20	$39	$33	$17	$21	$28

Gross interest expense	$57	$40	$88	$90	$106	$70	$70
Add: Interest factor of operating lease expense	$75	$66	$132	$141	$144	$135	$129

Total	$132	$106	$220	$231	$250	$205	$199

Ratio of earnings to fixed charges	3.67	2.89	3.05	3.92	2.50	4.94	5.97